FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2002.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, On   M5G 2C8

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F

x

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No

x

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: November 25, 2002

By

“signed”

      Name: Joseph Fuda

      Title:   Chief Executive Officer

Micromem Technologies Inc.	Telephone: 416-364-6513
777 Bay Street, Suite 1910	Facsimile: 416-360-4034
Toronto, ON M5G 2C8	www.micromeminc.com

Micromem Enters into Research Collaboration with Dr. Harry Ruda, University of Toronto and Materials and Manufacturing Ontario

Listing:    OTC-Bulletin Board – Symbol: “MMTIF”
Shares issued: 46,700,937 (as of October 30, 2002)
SEC File No: 0-26005

Toronto, Ontario: October 30, 2002 – Micromem is pleased to announce that it has entered into a 2-year research collaboration agreement with Materials and Manufacturing Ontario ("MMO"), the University of Toronto, and Dr. Harry Ruda, Chair Professor in Nanotechnology.  Through the collaboration, Micromem will continue its involvement in the research and development of magnetic memory technology, which will be carried out by a highly skilled research team headed and assembled by Dr. Ruda.  Under the agreement, Micromem and MMO will each provide $272,000 of funding and the combined $544,000 will be used to cover the operating expenses of the research collaboration.

The MMO grant was accomplished without issuance of any shares, thereby avoiding any dilution to Micromem’s shareholders.  Under the agreement, Micromem will maintain its ownership of its portfolio of patents and intellectual property to date.

Micromem will have the first right to an exclusive and perpetual worldwide sub-license for all uses of the technology developed under the collaboration (except that the University may use the technology for educational and research purposes).  MMO will be entitled to receive a royalty on Micromem’s manufacturing revenues from the sale of products incorporating the technology developed under the collaboration.  A separate royalty will be negotiated in the future on revenues to be generated by Micromem from sub-licenses of the technology developed under the collaboration.

"Supporting excellence in university research and making connections between that research and the needs of Ontario industry is what MMO is all about," said Geoff Clarke, president and chief executive officer of MMO. "Professor Ruda, a veteran MMO-funded researcher, has an excellent track record of delivering results to industry."

The research collaboration agreement contemplates a number of milestones under a comprehensive research plan and Micromem will report on the achievement of significant milestones in the future. The research will be carried out from research facilities at the University of Toronto.  Micromem intends to apply for additional grants for its research.

MMO is one of four Ontario Centres of Excellence (OCE) established by the provincial government to promote commercial research partnerships between universities and industry. The OCE program is funded by the Ministry of Enterprise, Opportunity and Innovation; and is part of the provincial government's $2 billion investment in Ontario's knowledge economy making Ontario more competitive through innovation in science and technology.

Information

For further information, please contact Joseph Fuda at tel. 1-877-388-8930.  For information about Micromem please visit our web-site at: www.micromeminc.com.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking.  Forward-looking statements involve risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from those expressed.  These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company’s customers, competition and other factors discussed from time to time in the Company’s filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.